FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2010
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under
cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form,
the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82- _____



M E D I A   R E L E A S E

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax+27 11 562-9838
www.goldfields.co.za

GOLD FIELDS TO RELEASE
Q4 F2010 RESULTS ON 5 AUGUST 2010

Johannesburg, 5 July 2009. Gold Fields Limited ("Gold Fields") (NYSE, JSE, DIFX: GFI) will publish its Q4 F2010 results on the company's website www.goldfields.co.za at 08:00 am SA time on Thursday, 5 August 2010.

LIVE RESULTS PRESENTATION AND SIMULTANEOUS AUDIO AND VIDEO WEBCAST

Management will host a results presentation at the time and venue listed below:

Date:	*Thursday, 5 August 2010*
Time:	*09:45 for 10:00*
Venue:	**Summer Place**
	69 Melville Road, Hyde Park

RSVP: *Kindly confirm attendance with Francie Whitley at:*
               tel: +27 11 562-9712
               email: franciew@goldfields.co.za.

A simultaneous audio and video webcast will be available on the Gold Fields website www.goldfields.co.za at 10:00 (SA time) on 5 August 2010.

SUMMIT TV

A simultaneous Live Results broadcast will be available to Southern African viewers via Summit, DStv Channel 412.

TELECONFERENCE
A global teleconference will be held on the same day (5 August 2010) at 16:00 South African time (United States: 10:00am Eastern time). An invitation with full details is attached.

-ends-

Enquiries

Media and Investor Enquiries

Willie Jacobsz
Tel   +508 839-1188
Mobile +857 241-7127
email   Willie.jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel   +27 11 562-9706
Mobile +27 (0) 83 309-6720
email   Nikki.Catrakils-Wagner@
          goldfields.co.za

Media Enquiries

Sven Lunsche
Tel   +27 11 562-9763
Mobile +27 (0) 83 260 9279
email   Sven.Lunsche@goldfields.co.za

Directors: A J Wright (Chairman), Dr M A Ramphele (Deputy Chairman), N J Holland[†]** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah[#], C A Carolus, R Dañino*, A R Hill[#], R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea[†], C I von Christierson, G M Wilson
[†]British, [#]Canadian, [#]Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary: C Farrel

CONFERENCE CALL

GOLD FIELDS LIMITED – Q4 F2010 RESULTS
5 August 2010

Johannesburg: 16:00
For United Kingdom: 15:00 hours GMT
For North America: 10:00 a.m., Eastern time

A telephone conference call has been scheduled at the times indicated above. Details are as follows:

DIAL IN NUMBERS		
Country	**Toll Number**	**Toll-free Number**
South Africa	011 535-3600	0 800 200-648
USA	1 412 858-4600	1 800 860-2442
Australia		1 800 350-100
United Kingdom		0 800 917-7042
Canada		1 866 605 3852

Ask for Gold Fields call

A simultaneous audio webcast will be available on our website. The digital replay will be available one hour after the call. Playback details are as follows:

Playback code: 2541#
(Available for seven days)

South Africa & Other: + 27 11 305 2030
USA: 1 412 317 0088
United Kingdom: 0808 234 6771
Australia: 1 800 091 250

Investor contacts:
Willie Jacobsz   Phone: +1 857 241 7127   willie.jacobsz@gfexpl.com
Nikki Catrakilis-Wagner Phone: +27 (0) 83 309-6720   nikki.catrakilis-wagner@goldfields.co.za
Francie Whitley   Phone: +27 (0) 82 321-7344   franciew@goldfields.co.za

About Gold Fields
Gold Fields is one of the world's largest unhedged producers of gold with attributable production of 3.6 million ounces* per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and near mine exploration projects at various stages of development. Gold Fields has total attributable Mineral Reserves of 81 million ounces and Mineral Resources of 271 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York Stock Exchange (NYSE), the Dubai International Financial Exchange (DIFX), the Euronext in Brussels (NYX) and the Swiss Exchange (SWX). For more information please visit the Gold Fields website at www.goldfields.co.za

*Based on the annualised run rate for the second quarter of F2010

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 5 July 2010

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
          Relations and Corporate Affairs